

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2020

Michael Bannon
Chief Executive Officer
Bantec, Inc.
195 Paterson Avenue
Little Falls, NJ 07424

      **Re:  Bantec, Inc.**
          **Registration Statement on Form S-1**
          **Filed June 8, 2020**
          **File No. 333-238998**

Dear Mr. Bannon:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing